Exhibit 99.1

Cellectis and MabQuest Announce Immunotherapy Partnership on New Class of PD-1 Antagonist Monoclonal Antibodies

NEW YORK & PULLY, Switzerland--(BUSINESS WIRE)--March 16, 2016--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS – Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART), and MabQuest SA, a biotech company focused on the development of antibody-based therapeutic interventions, announced that they have entered into a research collaboration and license agreement pertaining to the development of a new class of monoclonal antibodies targeting PD-1. The action of these PD-1 antibodies is to promote the recovery of T-cells from exhaustion through a new mechanism of action. This new class of antibodies differs from currently approved anti-PD-1 mAbs in that they do not block the PD-1-PD-L1 interaction. These anti-PD-1 mAbs have potential uses for multiple indications in immunotherapy, including notably treatments for a variety of cancers. Cellectis plans to use this new class of anti-PD-1 antibodies either in combination therapy with its gene-edited UCART product candidates or single-agent or in combination with other already approved immunotherapy drugs.

In vitro studies have shown that the combination of these novel PD-1 mAbs with currently approved anti-PD-1 mAbs enhances the recovery of T-cells from exhaustion. Due to their new mechanism of action, these anti-PD-1 mAbs may be used in combination with other PD-1/PD-L1 inhibitors, such as Nivolumab and Pembrolizumab, or other checkpoints inhibitors and immunotherapy approaches for boosting the therapeutic effects of single therapy. Furthermore, this novel class of anti-PD-1 mAbs may represent an alternative and effective therapeutic intervention in those cancer patients with tumors expressing low levels of PD-L1, with respect to the currently approved anti-PD-1 mAbs. In addition, Cellectis intend to combine these PD-1 mAbs with its gene-edited UCART product candidates to enhance their activity and increase their half-life.

The agreement includes a collaboration phase funded by Cellectis whereby Cellectis and MabQuest will jointly pursue preclinical research on several candidate antibodies; and a clinical development and commercialization phase of the best selected antibodies which will be led by Cellectis.

Under the agreement, MabQuest has granted an exclusive option to Cellectis. Upon exercise of the option, Cellectis would be granted worldwide exclusive rights over the family of PD-1 antagonist antibodies developed under the collaboration for all fields, and further potential derivatives of these antibodies.

“We are very pleased to have signed this agreement with MabQuest, with founders and lead scientists who have great expertise in the field of immunology and monoclonal antibodies,” said André Choulika, Chairman and Chief Executive Officer of Cellectis. “This collaboration is an important building block for our gene-edited UCART product candidates and for our immunotherapy franchise. This new partnership fits perfectly into Cellectis’ strategy of expanding our focus in the cancer immunotherapy space with our CAR T-cell based approaches.”

“The collaboration agreement with Cellectis is a tremendous opportunity for MabQuest to move into clinical development with this new class of anti-PD-1 mAbs. This collaboration will also boost MabQuest’s discovery program to develop additional antibody-based strategies to modulate the host immune system,” said Dr. Giuseppe Pantaleo, President of MabQuest and Professor of Medicine and Chief of the Service of Immunology and Allergy at the Lausanne University Hospital, Lausanne, Switzerland.

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR-T cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 16 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis S.A. is listed on the Nasdaq Global Market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it.
TALEN® is a registered trademark owned by the Cellectis Group.

About MabQuest

MabQuest SA is a recently established biotech company focused on developing immune-based interventions aimed at the manipulation and modulation of the immune system. The company discovery program is to develop novel antibody candidates targeting single and/or multiple immunoregulatory mechanisms through immune engineering. The ultimate goal of the company is to develop new immunotherapies in the fields of cancer, infectious diseases and immunesenecence.

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
Cellectis
Jennifer Moore, 917-580-1088
VP Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
Simon Harnest, 646-385-9008
VP Finance and Investor Relations
simon.harnest@cellectis.com
or
MabQuest
Song Ding, +31-20-5661595
Director of Operations
song.ding@mabquest.co